Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR, INC.

Name	State/Country of Incorporation
Freescale Semiconductor Malaysia Sd. Chd.	Malaysia
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor Japan Limited	Japan
Freescale Semiconductor EME&A SA	Switzerland
Freescale Semiconductor Singapore Pte. Ltd.	Singapore